UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): <u>February 15, 2007</u>



<u>LANDMARK LAND COMPANY, INC.</u>
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>0001-08755</u>	<u>77-0024129</u>
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

<u>2817 Crain Highway, Upper Marlboro, Maryland 20774</u>
(Address of principal executive offices)

<u>(301) 574-3330</u>
(Registrant's telephone number, including area code)

<u>Not Applicable</u>
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 - Entry into a Material Definitive Agreement

On April 13, 2007, Landmark Land Company, Inc. ("Landmark") entered into a definitive agreement with Dixie South Texas Holdings, Ltd. ("Dixie") to purchase approximately 1,400 acres adjacent to Landmark's South Padre Island Golf Club development in Laguna Vista, Texas, for a cash price of $4,500,000 (the "Agreement"). The Agreement provides that Landmark will have a 90-day due diligence period within which to study the property, with a closing 30 days thereafter contingent upon Landmark's acceptance of the due diligence results. The property to be purchased consists of approximately 700 developable acres which are currently under option to Landmark, as well as approximately 800 adjacent acres, a portion of which consists of wetlands and other environmentally sensitive acreage.

Item 9.01 - Financial Statements and Exhibits

    (c) Exhibits

        99 - Press release issued by Landmark Land Company, Inc. on April 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

LANDMARK LAND COMPANY, INC.

Dated: April 17, 2007   By: /s/ GERALD G. BARTON
                                            Gerald G. Barton
                                            Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99	Press release issued by Landmark Land Company, Inc. on April 17, 2007

Exhibit 99

FOR IMMEDIATE RELEASE

Landmark Land Company, Inc.
Announces Agreement to Purchase 1,400+ Acres Adjacent to its
South Padre Island development in Laguna Vista, Texas

Upper Marlboro, MD, April 17, 2007 - Landmark Land Company, Inc. (OTC: LLND) ("Landmark") announced today that it had entered into a definitive agreement on April 13, 2007, with Dixie South Texas Holdings, Ltd. ("Dixie") to purchase approximately 1,400 acres adjacent to Landmark's South Padre Island Golf Club development in Laguna Vista, Texas, for a cash price of $4,500,000 (the "Agreement"). The Agreement provides that Landmark will have a 90-day due diligence period within which to study the property, with a closing 30 days thereafter contingent upon Landmark's acceptance of the due diligence results. The property to be purchased consists of approximately 700 developable acres which are currently under option to Landmark, as well as approximately 800 adjacent acres, a portion of which consists of wetlands and other environmentally sensitive acreage.

Forward-Looking Statement Safe Harbor

The statements made in this press release that are not historical facts contain "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, which can be identified by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "projects," "estimates," "believes," "seeks," "could," "should," or "continue," the negative thereof, other variations or comparable terminology. Important factors, including certain risks and uncertainties, with respect to such forward-looking statements that could cause actual results to differ materially from those reflected in such forward-looking statements include, but are not limited to, the effect of economic and business conditions, the ability to obtain additional capital or a viable merger candidate in order to develop the existing real estate and other risks detailed from time to time in our SEC reports. We assume no obligation to update the information in this press release.

CONTACT: Gerald G. Barton
                                            Chairman
                                            Chief Executive Officer
                                            Landmark Land Company, Inc.
                                            2817 Crain Highway
                                            Upper Marlboro, Maryland 20774
                                            (301) 574-3330